April 11, 2023
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, DC 20549
Attn:    Gary Newberry
Kevin J. Kuhar

Re: Krystal Biotech, Inc.
Form 10-K for the fiscal year ended December 31, 2022
Filed February 27, 2023
File No. 001-38210
Dear Messrs. Newberry and Kuhar:
This letter provides the response of Krystal Biotech, Inc. (the “Company”) to the comment (the “Comment”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in its letter dated March 30, 2023, relating to the above referenced Form 10-K for the fiscal year ended December 31, 2022 (the “2022 Form 10-K”).
Set forth below is the Company’s response to the Comment. For your convenience, the Comment is reprinted below in italics, followed by the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2022
Research and Development Expenses, page 60
1. Given the importance of research and development expenses to your business model and the multiple product candidates under development, please revise future filings to disclose total costs by product candidate as well as by the nature of expense for each period presented. To the extent that you do not track expenses by product candidate, please disclose as such.
In response to the Staff’s comment, the Company proposes to add in its future filings, beginning with the Form 10-Q for the quarter ended March 31, 2023, disclosure consistent with the proposed disclosure set forth on Annex A to this letter for as long as research and development expenses continue to represent a significant portion of the Company’s total expenses. The Company anticipates that the proposed disclosure would be included in Part I, Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations under the caption “Results of Operations—Three Months Ended March 31, 2023 and 2022—Research and Development Expenses.”
Please direct any questions or further comments concerning the 2022 Form 10-K or this response letter to me at 412-586-5830 x 1065

Sincerely,

/s/ Kathryn A. Romano
Kathryn A. Romano

cc: Krish Krishnan, Krystal Biotech, Inc.
John Hensley, Morrison & Foerster LLP

ANNEX A

Research and development expenses consist primarily of costs relating to the preclinical and clinical development of our product candidates and preclinical programs. Direct research and development expenses associated with our product candidates or development programs consist of compensation related expenses for our internal resources conducting research and development activities, fees paid to external consultants, contract research organizations, or for costs to support our clinical trials. Indirect research and development expenses that are allocated to our product candidates or programs consist of lab supplies and software fees. A significant portion of our research and development expenses are not allocated to individual product candidates and preclinical programs as certain expenses benefit multiple product candidates and pre-clinical programs. For example, we do not allocate costs associated with stock-based compensation, manufacturing of preclinical or clinical development products or costs relating to facilities and equipment to individual product candidates and preclinical programs.
The following table summarizes our research and development expense by product candidate or program, and for unallocated expenses, by type, for the quarters ended March 31, 2023 and 2022:

	Three Months Ended March 31,
(in thousands)	2023	2022	Change
B-VEC	$	$	$
KB105
KB407
KB301
Other dermatology programs
Other respiratory programs
Other aesthetics programs
Other research programs
Other development programs
Stock-based compensation
Other unallocated manufacturing expenses(1)
Other unallocated expenses(2)
Research and development expense	$	$	$

(1)Unallocated manufacturing expenses consist of shared pre-commercial manufacturing costs, primarily relating to raw materials, contract manufacturing, contract testing, process development, quality control and quality assurance activities and other manufacturing costs which support the development of multiple product candidates in our preclinical and clinical development programs.
(2)Other unallocated expenses include rental, storage, depreciation, and other facility related costs that we do not allocate to our individual product candidates.